October 5, 2007

BY FACSIMILE AND U.S. MAIL
Don Mendelsohn, Esquire
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, Ohio 45202

      Re: American Israeli Shared Values Trust
           333-146077; 811-22119

Dear Mr. Mendelsohn:

We have reviewed the registration statement on Form N-1A for American Israeli Shared Values Trust, filed with the Securities and Exchange Commission on September 14, 2007. We have the following comments:

PROSPECTUS

1. In footnote (2) to the fee table, the disclosure states that a 0.25% Distribution Fee has been authorized but not implemented, and that the fee could be implemented at any time in the future. Please explain supplementally why the fund's ability to implement the Distribution Fee at any time is not a voluntary fee waiver, requiring disclosure in the Annual Fund Operating Expense portion of the fee table.

2. Please disclose in the prospectus that the fund's policy of investing at least 80 % of its assets in equity securities having a defined connection or nexus to Israel may be changed with 60 days notice to fund shareholders.

3. Under the heading "How to Buy Shares – Method of Payment," the disclosure states: "Checks made payable to any individual or company and endorsed to Epiphany Funds or the Fund are considered third-party checks." Please identify "Epiphany Funds" or revise the sentence as appropriate.

4. Under the heading "How to Redeem Shares – Telephone Redemptions," please remove the language in the second paragraph, second sentence,that says, "although neither the Fund nor the transfer agent has ever experienced difficulties in receiving and responding to telephone requests for redemptions or exchanges in a timely fashion."

5. Please disclose the adviser's experience acting as an investment adviser. <u>See</u> Item 5(a)(1) of Form N-1A.

6. Please disclose Ms. Jasper's title and length of service with the fund's investment adviser. In addition, we note that the present disclosure does not clearly set forth her business experience for the past five years. See Item 5(a)(2) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

7. Please disclose whether the fund has appointed an anti-money laundering compliance officer as required by the USA Patriot Act.

8. Please disclose the name and address of the fund's underwriter. See Item 14(b) of Form N-1A. In addition, please disclose whether the underwriter has adopted a code of ethics. See Item 12(e) of Form N-1A.

9. Please disclose the name of any persons who control the fund's adviser, the basis of that control and the general nature of that person's business. See Item 14(a)(1) of Form N-1A.

10. Under the heading "Investment Advisory and Other Services – Investment Adviser," the disclosure in paragraph 5 states "The Adviser has not identified any material conflicts between the Fund and other accounts managed by Ms. Jasper." Item 15(a)(4)of Form N-1A seeks disclosure that describes "any material conflicts that may arise . . . " (emphasis added). Accordingly, please remove this sentence from the disclosure. In addition, please confirm supplementally that Ms. Jasper's compensation does not include deferred compensation, retirement plans or bonuses. See Item 15(b) of Form N-1A. Please describe with specificity the criteria used for setting Ms. Jasper's salary. Id.

GENERAL

11. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

12. If you intend to omit certain information from the form of prospectuses included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendments.

13. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

14. Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

15. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that:

    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    - The fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

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Please contact the undersigned at (202) 551-6941 should you have any questions regarding this letter.

Yours very truly,

Linda B. Stirling
Senior Counsel
Branch 22